NEWS RELEASE
                               ------------
                  HIGHER SALES AND EARNINGS FOR LA-Z-BOY


MONROE, MI., November 12, 1996: For its 1997 fiscal second quarter ended October 26, 1996, La-Z-Boy Incorporated continued to improve its sales and profits compared to last year. This was the fifth consecutive quarterly improvement. Second quarter sales rose 5% and net income per share increased $0.07 to $0.84.


FINANCIAL DETAILS
     SECOND QUARTER sales were $272 million vs. last year's $258 million, an increase of 5%. Second quarter operating profit rose 7% to $25.5 million vs. last year's $23.8 million. Net income rose 7% to $15.3 million vs. last year's $14.3 million. Net income per share increased 9% to $0.84 vs. $0.77 last year.

     For the SIX MONTHS ended 10/26/96 sales were up 4% to $474 million vs. $454 million. Operating profit rose 11% to $33.5 million vs. $30.2 million in last year's first six months. Net income rose 14% to $19.9 million vs.
$17.4 million.  Net income per share was up 16% to $1.09 vs. $0.94.


CHAIRMAN COMMENTS
     La-Z-Boy Chairman and President Charles T. Knabusch said, "We've seen a pickup in sales during the second quarter that is encouraging to us for the third quarter. Sales order backlogs as of today point to third quarter sales being up about 4% - 7% over last year's third quarter."


SEARS
     La-Z-Boy makes its initial appearance this month in 46 Sears HomeLife furniture stores up and down the west coast and in the greater Chicago area. HomeLife stores in central and eastern states are scheduled to begin carrying the full La-Z-Boy line of motion, recliner and stationary upholstered furniture next year. According to published reports, Sears expects to be operating 136 freestanding HomeLife stores by the end of 1996, and may add another 30 stores within the next two years. Sears has been selling furniture produced by La-Z-Boy's Hammary division, but this is the first time Sears has carried the La-Z-Boy brand name in the United States. The trade publication Furniture/Today quotes HomeLife president Joe Baron as saying, "As a No. 1 brand name in home furnishings, La-Z-Boy represents an important addition to Sears HomeLife."


NEW SWEEPSTAKES PROGRAM
     At the recently completed International Home Furnishings Market in High Point, North Carolina, La-Z-Boy unveiled a national sweepstakes planned for January/February, 1997 in conjunction with Chrysler/Plymouth. The La-Z-Boy Road Home Sweepstakes will appear in both Better Homes and Gardens and Parade Magazine. The program follows the successful completion of the network television flight featuring Wendall and Al, the two talking raccoons, who brought the message of La-Z-Boy's full line of comfortable, stylish upholstery to millions of consumers. Over 1,100 La-Z-Boy residential dealers took advantage of the Wendall and Al magic by offering customers a plush toy raccoon with product purchase.


MORE INFORMATION
     La-Z-Boy's Form 10-Q filed with the SEC (and available on EDGAR) includes a full income statement, balance sheet, cash flow statement and additional management discussion.


NYSE & PSE:  LZB                     Contact:  Jim Korsnack  (313) 241-4208

11/12/96     La-Z-Boy Incorporated Financial Information Release     1 of 3
                        CONSOLIDATED STATEMENT OF INCOME
                  (Amounts in thousands, except per share data)

                                     SECOND QUARTER ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Oct. 26,   Oct. 28,  % Over  ----------------
                                 1996      1995    (Under)    1996    1995
                               --------  --------  -------   ------  ------
Sales                          $271,554  $258,320      5%    100.0%  100.0%
Cost of sales                   197,017   188,644      4%     72.6%   73.0%
                               --------  --------  -------   ------  ------
  Gross profit                   74,537    69,676      7%     27.4%   27.0%

S, G & A                         49,006    45,905      7%     18.0%   17.8%
                               --------  --------  -------   ------  ------
  Operating profit               25,531    23,771      7%      9.4%    9.2%

Interest expense                  1,097     1,437    -24%      0.4%    0.6%
Interest income                     367       484    -24%      0.1%    0.2%
Other income                        521       476      9%      0.2%    0.2%
                               --------  --------  -------   ------  ------
  Pretax income                  25,322    23,294      9%      9.3%    9.0%

Income taxes                     10,070     9,038     11%     39.8%*  38.8%*
                               --------  --------  -------   ------   -----
  Net income                    $15,252   $14,256      7%      5.6%    5.5%
                               ========  ========  =======   ======   ======


 Average shares                  18,125    18,497     -2%

 Earnings per share               $0.84     $0.77      9%

 Dividends per share              $0.19     $0.19      0%


                                        SIX MONTHS ENDED  (UNAUDITED)
                               ---------------------------------------------
                                                            Percent of Sales
                               Oct. 26,   Oct. 28,  % Over  ----------------
                                 1996      1995    (Under)    1996    1995
                               --------  --------  -------   ------  ------
Sales                          $473,781  $454,077      4%    100.0%  100.0%
Cost of sales                   351,934   340,022      4%     74.3%   74.9%
                               --------  --------  -------   ------  ------
  Gross profit                  121,847   114,055      7%     25.7%   25.1%

S, G & A                         88,360    83,842      5%     18.6%   18.4%
                               --------  --------  -------   ------  ------
  Operating profit               33,487    30,213     11%      7.1%    6.7%

Interest expense                  2,204     2,901    -24%      0.5%    0.6%
Interest income                     830       940    -12%      0.2%    0.2%
Other income                      1,306       851     53%      0.3%    0.1%
                               --------  --------  -------   ------  ------
  Pretax income                  33,419    29,103     15%      7.1%    6.4%

Income taxes                     13,569    11,672     16%     40.6%*  40.1%*
                               --------  --------  -------   ------   -----
  Net income                    $19,850   $17,431     14%      4.2%    3.8%
                               ========  ========  =======   ======   ======


 Average shares                  18,208    18,496     -2%

 Earnings per share               $1.09     $0.94     16%

 Dividends per share              $0.38     $0.36      6%


* As a percent of pretax income, not sales.

11/12/96     La-Z-Boy Incorporated Financial Information Release     2 of 3
                          CONSOLIDATED BALANCE SHEET
                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)    Audited
                               Oct. 26,  Oct. 28,  --------------- April 27,
                                 1996      1995    Dollars  Percent   1996
                               --------  --------  -------  ------- -------
Current assets
  Cash & equivalents            $14,956   $15,944    ($988)     -6% $27,060
  Receivables                   215,049   206,615    8,434       4% 206,430
  Inventories
    Raw materials                40,042    37,938    2,104       6%  37,274
    Work-in-process              38,556    36,130    2,426       7%  35,241
    Finished goods               33,406    33,075      331       1%  28,333
                               --------  --------  -------  ------- -------
      FIFO inventories          112,004   107,143    4,861       5% 100,848
      Excess of FIFO over LIFO  (21,796)  (22,822)   1,026       4% (21,656)
                               --------  --------  -------  ------- --------
        Total inventories        90,208    84,321    5,887       7%  79,192

  Deferred income taxes          20,149    19,131    1,018       5%   19,271
  Other current assets            7,621     7,612        9       0%    5,148
                               --------  --------  -------  ------- --------
    Total current assets        347,983   333,623   14,360       4%  337,101

Property, plant & equipment     115,297   117,790   (2,493)     -2%  116,199

Goodwill                         39,532    41,094   (1,562)     -4%   40,359

Other long-term assets           31,075    19,023   12,052      63%   23,887
                               --------  --------  -------  -------   ------
      Total assets             $533,887  $511,530  $22,357       4% $517,546
                               ========  ========  =======  ======= ========

                                   Unaudited           Increase
                               -----------------      (Decrease)    Audited
                               Oct. 26,  Oct. 28,  --------------- April 27,
                                 1996      1995    Dollars  Percent   1996
                               --------  --------  -------  -------  ------
Current liabilities
  Current portion - l/t debt    $4,625    $5,658  ($1,033)    -18%  $5,625
  Current portion - captl leases  2,072     2,198     (126)     -6%   2,114
  Accounts payable               41,706    34,774    6,932      20%  30,997
  Payroll/other comp             32,798    29,968    2,830       9%  34,609
  Estimated income taxes          9,217     8,524      693       8%   5,572
  Other current liabilities      18,973    21,032   (2,059)    -10%  17,601
                               --------  --------  -------  -------  ------
    Total current liabilities   109,391   102,154    7,237       7%  96,518

Long-term debt                   55,071    59,616   (4,545)     -8%  57,075

Capital leases                    3,183     5,261   (2,078)    -39%   4,219

Deferred income taxes             6,663     6,610       53       1%   6,663

Other long-term liabilities      10,502     8,767    1,735      20%   9,695

Commitments & contingencies

Shareholders' equity
  18,135,052 shares, $1.00 par   18,135    18,525     (390)     -2%  18,385
  Capital in excess of par       27,856    27,705      151       1%  28,016
  Retained earnings             303,693   283,686   20,007       7% 297,750
  Currency translation             (607)     (794)     187      24%    (775)
                               --------  --------  -------  -------  ------
    Total shareholders' equity  349,077   329,122   19,955       6%  343,376
                               --------  --------  -------  -------  -------
      Total liabilities and
      shareholders' equity     $533,887  $511,530  $22,357       4% $517,546
                               ========  ========  =======  ======= ========

11/12/96  La-Z-Boy Incorporated Financial Information  Release  Page 3 of 3

OVERALL:
     Refer to today's press release for additional information.

GROSS PROFIT:
     Second quarter gross profit improved to 27.4% of sales from 27.0% of sales last year. Most of this increase was due to margin improvements at the England/Corsair, Kincaid and La-Z-Boy Business Furniture Group divisions resulting primarily from unit volume increases.

S, G & A:
     Second quarter S, G & A increased to 18.0% of sales vs. 17.8% last year primarily due to increased costs for employee bonuses and incentives as well as increased information technology expenses. S, G & A as a percent of sales is not expected to decline below last year's level for the remainder of the year.

INTEREST EXPENSE:
     Interest expense declined 24% from last year largely due to paying down debt. To a lesser extent, lower interest rates have reduced interest expense. Assuming additional debt is not taken on and interest rates do not increase substantially, interest expense should remain below the prior year level for the remainder of the fiscal year.

INCOME TAXES:
     Second quarter income tax expense as a percent of pretax income was 39.8% vs. 38.8% last year. Last year's rate for the quarter was low largely due to favorable Canadian division results reversing some of the unfavorable tax impacts recorded in prior quarters. Tax rates for the last two quarters of the year are likely to be similar to the prior year.

OTHER LONG-TERM ASSETS:
     Other long-term assets increased 63% from last year. A major reason for the increase was an investment in the international area. Most of the remaining increase relates to various proprietary store related financing activities.

ACCOUNTS PAYABLE:
     Accounts payable was up 20% from last year. The timing of purchases and payment due dates in relation to the end of October accounted for part of the increase. In addition, better financial systems have improved the accounting for inventory received but not yet invoiced.

OTHER CURRENT LIABILITIES:
     Other current liabilities declined 10% from last year. The third dividend of the fiscal year, normally declared in the second quarter and paid in the third quarter, was declared, and will be paid in the third quarter. The dividend payment is expected to be approximately $3.5 million.